October 28, 2005


By facsimile to (858) 450-8499 and U.S. Mail


Douglas E. Scott, Esq.
Senior Vice President, General Counsel, and Secretary
SAIC, Inc.
10260 Campus Point Drive
San Diego, CA 92121

Re:	SAIC, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
S-4
	Filed October 14, 2005
	File No. 333-128022

	Science Applications International Corporation
	Annual Report on Form 10-K for the fiscal year ended January
31,
2005 and
	Subsequent Exchange Act Reports
File No. 0-12771

Dear Mr. Scott:

	We reviewed the filings and have the comments below. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

S-4/A1

1. If applicable, comments on the S-4/A1 are comments on the S-
1/A1that was filed by SAIC, Inc. or SAIC on October 14, 2005 and the
10-K and subsequent Exchange Act reports of Science Applications
International Corporation and vice versa.

2. We note your response to prior comments 5 and 28 that you will file by amendment the legality opinion and a long form tax opinion.
To expedite our review, consider providing us draft copies of the opinions before you file them by amendment.


Letter to Stockholders

3. For greater clarity, indicate in the second paragraph that holders of Old SAIC stock will be entitled to receive 40 shares "of class
A
preferred stock."

4. Please disclose that officers and directors will receive dividends from the proceeds of the offering. In the "Interests of Our Directors and Executive Officers in the Merger" section, please disclose how much each named executive officer will receive.

Questions and Answers, page 1

5. Refer to prior comment 13. Replace the words "is not expected to be" with the words "will not be" in the answer to Q17 on page 5.
Alternatively, describe the basis for any uncertainty of the United
States federal income tax consequences.

6. Refer to prior comment 13. Replace the word "should" with the word "will" in the answer to Q36 on page 8. Similarly, revise the third paragraph on page 18 and the second full paragraph on page 56.
If counsel will give a "should" opinion instead of a "will" opinion, you must, describe the basis for any uncertainty of the United States federal income tax consequences here and in the opinion. Please also comply with this comment in the "Material Federal Income Tax Consequences-The Special Dividend" section on page 56.

7. In the answer to Q30 on page 7, please clarify how you intend to use proceeds for working capital, capital spending and investments and acquisitions when it appears that you will use all of the proceeds to fund the special dividend.

Summary Consolidated Financial Data, page 23

8. We note your response to prior comment 16. We note that you have subsequently changed the special dividend to be declared by Science
Applications International Corporation`s (Old SAIC) board of directors and will be paid by Old SAIC contingent upon the completion of the IPO. However, it appears that the special dividend is expected to exceed earnings from the previous 12 months. As such, SAB Topic 1:B.3 does require the excess of the special dividends over the earnings from the previous 12 months to be included in pro forma basic and diluted EPS. As such, please provide us with your analysis of the requirements of SAB Topic 1:B.3 and revise your disclosures in your Forms S-4 and S-1, as appropriate.


Interests of Our Directors and Executive Officers in the Merger,
page
50

9. Refer to prior comment 26. Clarify whether any unvested stock options, unvested restricted stock awards, unvested stock units, or a combination of those components held by members of the board of directors and executive officers vest automatically in connection with the merger agreement. If those interests vest automatically in connection with the merger agreement, describe and quantify those interests here and in the summary section. If those interests do not vest automatically in connection with the merger agreement, so indicate.

Conditions to the Merger, page 54

10. Refer to prior comment 27 and this subsection`s last bullet point. Expand the disclosure to include the information that you gave us supplementally.

Financial Statements
Note 2 - Business Segment Information, page F-18

11. We note your response to comment 41 in our letter dated
September
28, 2005. We are unable to fully assess whether the operating segments within the government segment have similar economic characteristics as contemplated by SFAS 131. In this regard, we again reference the disparate growth rates disclosed in the Annual Report and also the varying profit margins. Please provide the Exhibit C and
Exhibit D reports, or equivalents thereof, for the years ended January 31, 2004 and January 31, 2005.

Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, SAIC may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If SAIC thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SAIC, Science Applications International Corporation, and their management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If SAIC requests acceleration of the registration statement`s effectiveness, SAIC should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SAIC and Science Applications International Corporation from their full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* SAIC and Science Applications International Corporation may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.


The Commission`s Division of Enforcement has access to all information that SAIC and Science Applications International
Corporation provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Alfred P. Pavot,
Jr.,
Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,


Jennifer R. Hardy

Legal
Branch Chief

cc:	Neal H. Brockmeyer, Esq.
	Jeffrey C. Thacker, Esq.
	Sarah A. Solomon, Esq.
	Heller Ehrman LLP
	4350 La Jolla Village Drive
	San Diego, CA 92122



Douglas E. Scott, Esq.
October 28, 2005
Page 5








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE